8-43724



13030776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43724

SEC Mail Processing Section

MAR 1 - 2013

Washington DC
400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Clearing Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Chase Metrotech Center
(No. and Street)

Brooklyn	New York	11245-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins — (212) 552-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
REGISTRATIONS BRANCH
08

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Clearing Corp., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

02/25/2013

Notary Public

ASIM HAMID
Notary Public - State of New York
NO. 01HA6247344
Qualified in Queens County
My Commission Expires 08/29/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Statement of Cash Flow

x (p) Schedule of Segregation Requirements and Funds in Segregation Customers Trading on U.S. Commodity Exchanges

x (q) Schedule of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Foreign Options Customers

** For Conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e) (3).

J.P. Morgan Clearing Corp.

February 28, 2013

Michelle A. Danis, Ph.D.
Assistant Director, Risk Supervised Broker-Dealer Program
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Dear Ms. Danis:

Enclosed are the following audited financial reports for J.P. Morgan Clearing Corporation:

(a) December 31, 2012 annual audited financial statement and supplementary information. Confidential treatment is requested for these reports. Should any party request access to this report or to any information contained therein, J.P. Morgan Clearing Corporation requests prompt notice and the opportunity to demonstrate that such information should be withheld from disclosure.

(b) December 31, 2012 audited statement of financial condition and related footnotes.

Sincerely,

James M. Collins
Managing Director
212-552-9886

Enclosures

J.P. Morgan Clearing Corp.

(An indirect subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2012

J.P. Morgan Clearing Corp.
(An indirect subsidiary of JPMorgan Chase & Co.)
Table of Contents
December 31, 2012

Page(s)

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–16



Independent Auditor's Report

To the Board of Directors and Stockholder,
J.P. Morgan Clearing Corp.

We have audited the accompanying statement of financial condition of J.P. Morgan Clearing Corp. (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Company at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers, LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Clearing Corp.
(An indirect subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2012

(in thousands)

Assets	
Cash	$ 581,504
Cash segregated under federal and other regulations	3,481,271
Securities borrowed	81,400,597
Receivables	
Customers	22,840,127
Brokers, dealers, clearing organizations and others	25,257,530
Interest and dividends	93,477
Other assets	55,694
Total assets	**$ 133,710,200**
Liabilities and Stockholders' Equity	
Borrowings	$ 7,435,620
Securities sold under repurchase agreements	11,138,405
Securities lent	18,071,557
Payables	
Customers	81,407,582
Brokers, dealers and others	6,723,211
Interest and dividends	170,316
Other liabilities and accrued expenses	812,012
	125,758,703
Subordinated liabilities	4,910,000
Total liabilities	**130,668,703**
Total stockholders' equity	**3,041,497**
Total liabilities and stockholders' equity	**$ 133,710,200**

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization

J.P. Morgan Clearing Corp. (the "Company"), is a subsidiary of and guaranteed by J.P. Morgan Securities LLC ("JPMorgan Securities"), which is an indirect subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations in more than 60 countries. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and a futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

As of December 31, 2012, the Company is rated A+ by Standard & Poor's (S&P) for unsecured long-term debt and A-1 for unsecured short-term debt. In addition, the Company is rated A+ by Fitch for unsecured long-term debt and F1 for unsecured short-term debt. JPMorgan Securities holds the same ratings from both S&P and Fitch.

The obligations of the Company are guaranteed by JPMorgan Securities, which itself is rated A1 for unsecured long-term debt and Prime-1 for unsecured short-term debt by Moody's.

Nature of Business
The Company provides securities and futures clearing, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for certain activities of JPMorgan Securities and other affiliates on either a fully disclosed or omnibus basis.

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Accounting and Reporting Developments

Fair Value Measurements and Disclosures
In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance that amends the requirements for fair value measurement and disclosure. The guidance changes and clarifies certain existing requirements related to portfolios of financial instruments and valuation adjustments, requires additional disclosures for fair value measurements categorized in Level 3 of the fair value hierarchy (including disclosure of the range of inputs used in certain valuations), and requires additional disclosures for certain financial instruments that are not carried at fair value. The guidance was effective in the first interim period of 2012. The Company adopted the new guidance, effective January 1, 2012. The application of this guidance did not have a material effect on the Company's Statement of Financial Condition.

Accounting for Repurchase and Similar Agreements
In April 2011, the FASB issued guidance that amends the criteria used to assess whether repurchase and similar agreements should be accounted for as financings or sales (purchases) with forward agreements to repurchase (resell). Specifically, the guidance

eliminates circumstances in which the lack of adequate collateral maintenance requirements could result in a repurchase agreement being accounted for as a sale. The guidance was effective for new transactions or existing transactions that were modified beginning January 1, 2012. The Company has accounted for its repurchase and similar agreements as secured financings, and the application of this guidance did not have an impact on the Company's Statement of Financial Condition.

Balance Sheet Netting
In December 2011, the FASB issued guidance that requires enhanced disclosures about certain financial assets and liabilities that are subject to legally enforceable master netting agreements, or that have otherwise been offset on the Statement of Financial condition under certain specific conditions that permit net presentation. In January 2013, the FASB clarified that the scope of this guidance is limited to derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. The guidance will become effective in the first interim period of 2013. The application of this guidance will only affect the disclosure of these instruments and will have no impact on the Company's Statement of Financial Condition.

(b) Use of Estimates in the Preparation of Statement of Financial Condition
The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and Securities Segregated Under Federal and Other Regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2012, the Company had $3.5 billion of cash segregated to be in compliance with regulations. These balances are disclosed on the Statement of Financial Condition under Cash and Securities segregated under federal and other regulations.

Additionally, the Company segregated $288 million of customer owned securities at December 31, 2012. These securities are not part of the Consolidated Statement of Financial Condition.

(d) Repurchase and Resale Agreements
Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are treated as collateralized financing transactions and are carried on the Statement of Financial Condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest, which approximates fair value. Where appropriate under appropriate accounting guidance, resale and repurchase agreements with the same counterparty are reported on a net basis.

The Company's policy is to take possession, where possible, of securities purchased under resale agreements. The Company monitors the market value of the underlying securities that it has received from its counterparties, consisting primarily of U.S. government and agency securities, and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities.

(e) Securities Borrowed and Securities Lent

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received which approximates fair value. The Company takes possession of securities borrowed and monitors the market value of securities borrowed on a daily basis and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities.

(f) Customer Transactions

Receivables from and payables to customers, recorded on the Statement of Financial Condition, primarily include amounts due on cash and margin transactions. These customer securities transactions are recorded on the Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. In the event of fails to deliver or receive, the Company records corresponding receivables from customers or payables to customers, respectively.

Securities owned by customers, including those that collateralize margin or other similar transactions and held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included on the Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers to secure receivables from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

(g) Income Taxes

The Company is included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(h) Foreign Currency Remeasurement

The Company remeasures assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value Measurement of Financial Instruments

Substantially all of the Company's assets and liabilities, with the exception of certain exchange memberships, are highly liquid and are carried at contractual amounts, which approximate fair value. Assets that are recorded at contractual amounts approximating fair value consist largely of short-term secured receivables, including resale agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as borrowings, repurchase agreements, securities lent, customer payables and certain other payables are recorded at contractual amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Valuation Hierarchy

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Additional Disclosures about the Fair Value of Financial Instruments

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. The Company's financial instruments are not carried at fair value on the Statement of Financial Condition, however certain financial instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities purchased under resale agreements with short-dated maturities, securities borrowed with short-dated maturities, short-term receivables and accrued interest receivable, commercial paper, securities sold under repurchase agreements with short-dated maturities, securities lent with short-dated maturities, other borrowed funds, accounts payable and accrued liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2012, of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy:

	December 31, 2012				
	Carrying	Estimated fair value hierarchy			Total estimated
(in thousands)	value	Level 1	Level 2	Level3	fair value
Financial assets					
Cash	$ 581,504	$ 581,504	$ -	$ -	$ 581,504
Cash and securities segregated under federal and other regulations	3,481,271	-	3,481,271	-	3,481,271
Securities borrowed	81,400,597	-	81,400,597	-	81,400,597
Receivables:					-
Customers	22,840,127	-	22,840,127	-	22,840,127
Brokers, dealers, clearing organizations and others	25,257,530	-	25,257,530	-	25,257,530
Interest and dividends	93,477	-	93,477	-	93,477
Other assets	50,848	-	50,848	-	50,848
Financial liabilities					
Borrowings	$ 7,435,620	$ -	$ 7,435,620	$ -	$ 7,435,620
Securities sold under repurchase agreements	11,138,405	-	11,138,405	-	11,138,405
Securities lent	18,071,557	-	18,071,557	-	18,071,557
Payables:		-		-	-
Customers	81,407,582	-	81,407,582	-	81,407,582
Brokers, dealers, clearing organizations and others	6,723,211	-	6,723,211	-	6,723,211
Interest and dividends	170,316	-	170,316	-	170,316
Other liabilities and accrued expenses	812,012	-	812,012	-	812,012
Subordinated liabilities [a]	4,910,000	NA	NA	NA	NA

(a) Subordinated liabilities are related party transactions that are not done on an arm's length basis, where fair value is not determinable.

4. Income Taxes

Deferred income tax expense (benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant components of the deferred tax asset, as of the Statement of Financial Condition date, relate primarily to investments in partnerships, and federal and state tax benefits in regards to tax reserves. In addition, there is a deferred tax asset related to state and local net operating loss carryforwards against which a $19 million valuation allowance has been established. As of December 31, 2012, management has determined that the Company will more likely than not realize its deferred tax assets, net of existing valuation allowance. Due to the aforementioned tax sharing agreement discussed in Footnote 2(g), all deferred tax benefits are cash settled and transferred to JPMorgan Chase.

At December 31, 2012, the Company had a current income tax payable to JPMorgan Chase of $139 million included in the Statement of Financial Condition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2012:

(in thousands)		Unrecognized tax benefits
Balance at beginning of year	$	87,281
Increases based on tax positions related to the current period		32,900
Increases based on tax positions related to prior periods		13,711
Decreases related to settlements with taxing authorities		(31,052)
Balance at end of year	**$**	**102,840**

At December 31, 2012, the Company's unrecognized tax benefits, excluding related interest expense and penalties, were $103 million, of which $67 million, if recognized, would reduce the annual effective tax rate.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the Internal Revenue Service, and by many states throughout the U.S. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2012.

December 31, 2012	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, JPMorgan Chase intends to file refund claims
JPMorgan Chase - U.S.	2006 - 2010	Field examination
Bear Stearns - U.S.	2006 - 2008	Field examination
JPMorgan Chase - California	2006 - 2008	Field examination

5. Borrowings

Borrowings at December 31, 2012 were approximately $7.2 billion, which were primarily unsecured borrowings from affiliates. These borrowings are short-term obligations that bear interest based on short term interest rates.

6. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $9.2 billion. At December 31, 2012, $4.9 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2012 mature as follows:

(in thousands)	**Amount**
Year	
2014	$ 500,000
2015	4,410,000
	$ 4,910,000

All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and by the National Futures Association ("NFA"), and therefore, they qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Net Capital Rule.

The borrowings bear interest at a rate based upon the London Interbank Offered Rate ("LIBOR").

7. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Incentives

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. RSUs are generally granted annually and generally vest 50% after two years and 50% after three years and convert into shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and awards contain clawback provisions that may result in cancellation prior to vesting under certain specified circumstances. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees:

(in thousands)	**Year ended December 31, 2012**
RSUs	
Granted	292
Forfeited	2

At December 31, 2012, the number of outstanding options held by the Company's employees was 35 thousand and all awards were vested. In addition, 700 thousand unvested RSUs were held by the Company's employees at December 31, 2012. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

For additional information regarding the employee stock-based awards of JPMorgan Chase and the related accounting, refer to Note 10 of JPMorgan Chase's 2012 Annual Report.

Pension and Other Postretirement Employee Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory contributions varying with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company.

The JPMorgan Chase domestic pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified domestic defined benefit pension plan exceeded the projected benefit obligation at December 31, 2012.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense and plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2012 Annual Report.

8. Securities Financing Activities

The Company enters into securities financing agreements that are generally treated as collateralized financing and disclosed on the Statement of Financial Condition. These transactions are entered into to acquire securities to cover customer short positions, accommodate customers' financing needs, and settle other securities obligations. The Company also enters into repurchase agreements to obtain financing. The Company enters into equity repurchase agreements with third parties to increase levels of secured financing for itself and certain affiliates.

9. Preferred Stock

The Company's Series A Preferred Stock (the "Preferred Stock") has a liquidation preference of $1,500 per share, is nonvoting and is entitled to dividends, on a cumulative basis, at 6% per annum. The Company may redeem, at its option, the Preferred Stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events.

At December 31, 2012, there were no shares of Preferred Stock held by any affiliate of the Company.

10. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structure, a variety of risks are managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in the Company's business activities. Under JPMorgan Chase's risk management framework, a holistic approach to risk management is employed to ensure the broad spectrum of risk types are considered in managing its business activities. There are several major risk types identified in business activities of the Company: credit risk, liquidity risk, operational risk, legal risk and reputation risk. Through JPMorgan Chase's risk management framework, the Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and industry.

Credit Risk - Credit risk is the risk of loss from obligor or counterparty default. The Company is engaged in various lending and principal transactions with counterparties that include corporations, financial institutions, governments and their agencies, pension funds, mutual funds, and hedge funds. In addition, obligations arise from participation in payment and securities settlement transactions on the Company's behalf. For further discussion on credit risk related to customer activities, please refer to Note 11 in these Notes to Statement of Financial Condition.

Liquidity Risk - Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. The ability to maintain a sufficient level of liquidity is crucial to financial services companies, particularly their ability to maintain appropriate levels of liquidity during periods of adverse conditions. The Company's funding strategy is to ensure liquidity and diversity of funding sources to meet actual and contingent liabilities through both normal and stress periods. Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to routinely identify, measure, and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational Risk - Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is inherent in the Company's business activities and can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with their arrangements. These events could result in financial losses and other damage to the Company, including reputational harm. To monitor and control operational risk, the Company (through JPMorgan Chase) maintains a system of comprehensive policies and a control

framework designed to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of the Company's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject.

Legal Risk - Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g. trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or nonconformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Reputation Risk - Attention to reputation is a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, and liquidity risks inherent in its products. The failure to address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

11. Customer Activities

Customer Credit Risks

The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, and options. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle the short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may

require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as borrowings, securities lent and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or to reduce positions if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The

Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

12. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for clearing activities and collateralized transactions.

Significant balances with related parties are listed below:

(in thousands)		**December 31, 2012**
Assets		
Cash	$	76,708
Cash segregated under federal and other regulations		278,342
Securities borrowed		26,084,984
Receivable from brokers, dealers and clearing organizations		23,758,919
Liabilities		
Borrowings	$	7,191,745
Securities sold under repurchase agreements		675,000
Securities lent		9,880,248
Payable to customers		5,924,545
Payable to brokers, dealers and clearing organizations		5,478,609
Subordinated liabilities payable to JPMorgan Chase		4,910,000

13. Commitments, Collateral and Contingencies

Collateral - At December 31, 2012, the Company has accepted securities as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $205.3 billion. This collateral was generally obtained under resale agreements, securities borrowing agreements, customer margin loans. In many instances, the Company is permitted to rehypothecate the securities received as collateral, subject to regulations which prohibit the rehypothecation of customer fully-paid and excess margin securities, as defined in SEC Rule 15c3-3, Customer Protection. Of the total securities received as collateral, approximately $117.0 billion were repledged, delivered or otherwise used, generally as collateral for securities financing activities.

Collateralized committed facilities - Collateralized committed facilities are conditional lending commitments issued by the Company for securities financings. The Company does not hold collateral to support these commitments. However, at the start date of the financing, the Company takes possession of the securities as collateral and continues to monitor the market value of the underlying collateral during the term of the transactions, which includes requesting additional collateral from its customers as necessary to minimize exposure. At December 31, 2012, the Company had $781 million outstanding commitments.

Letters of Credit - In the ordinary course of business, the Company obtains letters of credit that are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. At December 31, 2012, the Company had an unsecured letter of credit commitment of $15 million.

Client Clearing Guarantees - Where the Company clears transactions on behalf of its clients through various clearing houses, the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by calling appropriate amounts of margin at inception and throughout the life of the transaction and can cease the provision of clearing services if clients do not adhere to their obligations under the clearing agreement. In some cases the Company is obligated to clear future transactions that clients have yet to execute, and stand behind the performance of the client on those trades. No amounts are recorded on the Statement of Financial Condition in relation to clearing current or future client transactions.

It is not reasonably possible to estimate the Company's maximum exposure as clearer in relation to such future client transactions, as this would require an assessment of transactions that clients may execute in the future. The Company manages this exposure through setting credit limits for clients and maintaining termination rights over clearing contracts and thus the risk of loss is expected to be remote.

Exchange and Clearinghouse Guarantees - The Company is a member of several securities and futures exchanges and clearinghouses in the U.S. Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or, in a few cases, the obligation may be unlimited. It is not reasonably possible to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote.

Litigation - In accordance with the provisions of U.S. GAAP for contingencies, the Company is required to maintain litigation reserves for certain of its outstanding litigation when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2012, that its litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment.

14. Net Capital and Other Regulatory Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of: (i) 2% of aggregate debit items arising from customer transactions, as defined in the Net Capital Rule, plus excess margin collateral on resale agreements; or (ii) 8% of customer risk maintenance margin requirements plus 8% of noncustomer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2012, the Company's net capital of approximately $6.6 billion was approximately 8.3% of aggregate debit items and

exceeded the minimum regulatory net capital requirement of approximately $1.6 billion by approximately $5.0 billion.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

Under the sequestration requirement for customers trading on U.S. commodity exchanges, the Company is required to sequester funds for certain over-the-counter derivatives products. At December 31, 2012 the Company had $250,000 sequestered which was $250,000 in excess of the requirement.

15. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2012, and through February 28, 2013 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's Statement of Financial Condition as of December 31, 2012.

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